UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 001 - 34654

Washington Federal 401(k) and
Employee Stock Ownership Plan
(Full title of the plan)

Washington Federal, Inc.
425 Pike Street
Seattle, WA 98101
(Name of issuer of the securities and address of its principal executive office)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Washington Federal 401(k)
and Employee Stock Ownership Plan
(Name of Plan)

Date 6/28/2012

Robert C. Zirk, Trustee

Item 4. Plan Financial Statements and Schedules

The Washington Federal 401(k) and Employee Stock Ownership Plan financial statements as of and for the years ended December 31, 2011 and 2010, Supplemental Schedules as of and for the year ended December 31, 2011, Report of Independent Registered Public Accounting Firm and Consent of Independent Registered Public Accounting Firm are attached as exhibits beginning on page E-1.

Exhibits

The following exhibits are filed with or incorporated by reference into this Form 11-K:

Exhibit		Page
1.	Washington Federal 401(k) and Employee Stock Ownership Plan financial statements as of and for the years ended December 31, 2011 and 2010, Supplemental Schedules as of and for the year ended December 31, 2011 and Report of Independent Registered Public Accounting Firm	E-1
2.	Consent of Moss Adams LLP	E-2

Exhibit 1

Washington Federal 401(k)
and Employee Stock Ownership Plan
Financial Statements as of and for the years ended December 31, 2011 and 2010,
Supplemental Schedules as of and for the year ended December 31, 2011
and Report of Independent Registered Public Accounting Firm

Washington Federal 401(k) and Employee Stock Ownership Plan and Trust

Financial Statements as of and for the Years Ended December 31, 2011 and 2010, Supplemental Schedules as of and for the Year Ended December 31, 2011 and Report of Independent Registered Public Accounting Firm

WASHINGTON FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

TABLE OF CONTENTS

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Washington Federal 401(k) and
Employee Stock Ownership Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Washington Federal 401(k) and Employee Stock Ownership Plan and Trust (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
June 27, 2012

WASHINGTON FEDERAL 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:		
Cash and cash equivalents	$ 3,375,693	$ 2,774.968
Investments at fair value as determined by quoted market prices:		
Washington Federal, Inc. common stock	17,071,181	23,309,568
Mutual funds	15,415,827	10,981,380
	32,487,008	34,290,948
Investments at estimated fair value:		
Stable Value Fund	1,426,724	1,870,730
Repurchase agreements	1,335,530	11,287,664
Certificates of deposit	53,539,562	49,267,098
	56,301,816	62,425,492
NET ASSETS AVAILABLE FOR BENEFITS	$ 92,164,517	$ 99,491,408

SEE NOTES TO FINANCIAL STATEMENTS

WASHINGTON FEDERAL 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS:		
Net appreciation (depreciation) of investments	$ (4,120,206)	$ (3,251,324)
Interest earned on investments	1,111,314	1,077,279
Cash dividends on common stock	748,885	375,012
Contributions:		
Employer	4,791,525	4,507,123
Employee	2,691,199	2,381,018
Rollovers	344,117	7,815,949
Total contributions	7,826,841	14,704,090
Total additions	5,566,834	12,905,057
DEDUCTIONS:		
Benefits paid to participants	12,615,121	13,130,794
Fund expenses	278,604	68,580
Total deductions	12,893,725	13,199,374
NET CHANGE	(7,326,891)	(294,317)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	99,491,408	99,785,725
End of year	$92,164,517	$99,491,408

SEE NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of the Washington Federal (the "Company") 401(k) and Employee Stock Ownership Plan and Trust (the "Plan"), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution profit sharing plan for employee retirement. Each full-time employee is a participant in the Plan effective on his or her date of employment. Part-time employees completing at least 1,000 hours of service during the calendar year participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is a profit sharing plan which includes an Employee Stock Ownership Plan ("ESOP") component and a cash deferral arrangement under Section 401(k) of the Internal Revenue Code. Under the ESOP, participants may elect to have all or part of their vested account balances, including voluntary contributions and earnings thereon, invested in Washington Federal, Inc. common stock ("Company common stock").

Contributions—Under provisions of the Plan, all participants may make voluntary after-tax contributions of their considered earnings as defined by the Plan. In addition, participants may make pre-tax contributions up to the statutory limits ($16,500 for 2011, plus a "catch-up" amount of $5,500 for 2011 for those who have attained age 50 or over at the end of the calendar year) to their 401(k) deferral contributions account. All new employees are automatically enrolled, unless they opt out, for a 1% participant contribution to their 401(k) account, specifically directed to the "Stable Value Fund" within the mutual fund investment option (see description below). Company profit sharing contributions to the Plan are determined by the Board of Directors based on the Company's net operating income. Company profit sharing contributions totaled 11% of participants' considered earnings for the years ended December 31, 2011 and 2010. Contributions are allocated to the Company profit sharing account of each participant in the same proportion that each participant's considered earnings for the period bear to the total earnings of all such participants for such period. The annual addition from contributions to an individual participant's account in this Plan cannot exceed the lesser of 100% of a participant's compensation or $49,000. As the plan pooled investments (see description below) include both participant-directed and nonparticipant-directed contributions, and the amounts are not separable, the disclosures in Note 8 include the entire balance of the plan pooled investments.

Participant Accounts—Each participant's account is credited with the participant's contribution and allocations of (a) the Company's profit sharing contribution and (b) Plan earnings. Allocations are based on participant earnings and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested amount of the participant's account(s).

Investment Options—The Plan has established four accounts to which contributions may be directed and three investment options:

a. *Accounts*—

- Voluntary contributions account—after-tax contributions of a participant
- 401(k) deferral contributions account—tax-deferred (pre-tax) contributions of a participant
- Rollover contributions account— tax-deferred contributions rolled over from qualified plans of a participant's previous employer(s)
- Company profit sharing account—contributions authorized by the Board of Directors and paid by the Company to the participant's account initially invested in the plan pooled investments and provides participants the ability to transfer fully vested amounts to various mutual funds monthly

b. *Investments*—

- Company common stock fund (ESOP fund)— funds transferred to the ESOP fund as authorized by the participant and invested in Company common stock (no new transfers to the ESOP fund were allowed after 2009)
- Plan pooled investments—funds invested primarily in certificates of deposit and repurchase agreements as directed by the trustees
- Mutual funds/Stable Value Fund—a diverse menu of participant-directed mutual funds/Stable Value Fund offered through The Newport Group (the Plan's record-keeper)

ESOP Fund— Once a participant's vested balance is transferred to the ESOP fund, at least 51% of the balance must be invested in Company common stock. Amounts not invested in Company common stock are invested in cash or cash equivalents. At any time, a participant may sell Company common stock held in the ESOP fund, subject to the 51% requirement mentioned above. Cash may be transferred from the ESOP fund to the corresponding accounts from which the funds were originally transferred. Participants may elect to have cash dividends paid on Company common stock distributed to them or retained in the ESOP fund. Effective January 1, 2010, no new transfers into the ESOP fund were allowed.

Vesting—Participants are immediately vested in their own contributions to their voluntary contribution accounts and to their 401(k) deferral contribution accounts. Withdrawals made upon termination are subject to vesting restrictions, which limit withdrawal of Company profit sharing contributions if the participant has completed less than six years of continuous service. Participants who have completed six or more years of service are fully vested in Company profit sharing contributions to their accounts. Participants also become fully vested in Company profit sharing contributions upon death, total and permanent disability, or retirement on the normal or deferred retirement date. A continuous year of service consists of a minimum of 1,000 hours of employment.

The Plan provides employees with the following vesting schedule with regard to Company contributions:

Service Year Completed	Percentage Vested
1	– %
2	20
3	40
4	60
5	80
6 or more	100

Forfeitures—Participants have a nonforfeitable interest in their vested account balances upon termination from the Plan. Unvested account balances are subject to forfeiture and are used to reduce future employer contributions to the Plan. If participants re-enter the Plan before incurring five consecutive one-year breaks in service, the forfeited amounts shall be restored upon repayment of any amounts previously distributed to the participants. For the years ended December 31, 2011 and 2010, forfeited nonvested accounts totaled $455,901 and $393,764, respectively.

Benefits—In accordance with the terms of the Plan, a participant, upon either retirement, termination, death, or disability, may elect alternative methods of benefit payments, including:

- One lump-sum distribution
- Installment payments
- Purchase of an annuity contract selected by the participant and approved by the trustees
- Any other method of distribution not extending the payment period beyond the joint life expectancy of the participant and his or her designated beneficiary, as approved by the trustees

In the event of employee termination, the vested portion of the participant's share is to be distributed as soon as practicable.

Trustees and Administrators of the Plan—The Plan is administered by the trustees appointed by the Board of Directors of the Company. Trustees of the Plan are Linda S. Brower, Michael R. Bush, and Robert C. Zirk, all employees of the Company, as required by the Plan.

Administrative Expenses—Effective January 1, 2010, each participant pays an annual fee of $55 plus a share of any additional Plan expenses, based on the participant's portion of the Plan assets. Additional Plan expenses could include fees paid to auditors, investment advisors, attorneys, etc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis of accounting. Plan assets exclude those funds used to purchase annuities.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition—Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments represents the change in fair value from the beginning to the end of the Plan's fiscal year or from date of purchase to the end of the Plan's fiscal year, if purchased during the current year, plus realized gains and losses. Purchases and sales of securities are reflected on a trade-date basis.

Payment of Benefits—Benefits are recorded when paid.

New Accounting Pronouncement— In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2011-04, *Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU No. 2011-04 requires disclosure of valuation techniques for Level 2 and Level 3 measurements, and for Level 3 measurements, requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs. This Update also requires information about all transfers between levels 1 and 2, not just significant transfers, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. Plan management does not expect the adoption of ASU No. 2011-04 to have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Reclassifications—Certain reclassifications have been made to the financial statements to conform prior period to current classifications.

3. FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active exchange markets that the entity has the ability to access as of the measurement date.

Level 2: Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The investments in Company common stock and the mutual funds investment option are stated at fair value, which is based on closing prices as of the last trading day of the Plan year for those securities that are actively traded (Level 1). The certificates of deposit and repurchase agreements are stated at cost plus accrued investment income (Level 2), which approximates fair value at December 31, 2011 and

2010. The Stable Value Fund, which invests in investment contracts, had a balance of $1,426,724 and $1,870,730 at December 31, 2011 and 2010, respectively, and is stated at contract value (Level 2), which approximates fair value. A reconciliation between the contract value and fair value for the Stable Value Fund is not presented due to the immaterial balance of the fund.

The following table discloses the balance of investments at fair value as of December 31, 2011 and 2010:

	Investment Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Washington Federal, Inc. common stock	$ 17,071,181	$ -	$ -	$ 17,071,181
Mutual funds:				
Growth funds	10,513,064	-	-	10,513,064
Index funds	4,902,763	-	-	4,902,763
Stable Value Fund	-	1,426,724	-	1,426,724
Repurchase agreements	-	1,335,530	-	1,335,530
Certificates of deposit	-	53,539,562	-	53,539,562
	$ 32,487,008	$ 56,301,816	$ -	$ 88,788,824

	Investment Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Washington Federal, Inc. common stock	$ 23,309,568	$ -	$ -	$ 23,309,568
Mutual funds:				
Growth funds	6,560,821	-	-	6,560,821
Index funds	4,420,559	-	-	4,420,559
Stable Value Fund	-	1,870,730	-	1,870,730
Repurchase agreements	-	11,287,664	-	11,287,664
Certificates of deposit	-	49,267,098	-	49,267,098
	$ 34,290,948	$ 62,425,492	$ -	$ 96,716,440

There were no transfers between, into and/or out of Levels 1, 2 or 3 during the years ended December 31, 2011 and 2010.

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. RELATED PARTY TRANSACTIONS

Certain Plan investments are held at Washington Federal, the Plan's sponsor. As such, these investments qualify as party-in-interest transactions as defined by ERISA. These investments are Washington Federal, Inc. common stock as well as Washington Federal repurchase agreements.

7. INVESTMENTS

The following investments, at fair value, represent 5% or more of the Plan's assets available for benefits at December 31:

	2011	2010
Washington Federal, Inc. common stock (1,220,614 units and 1,378,026 shares)	$ 17,071,181	$ 23,309,568
Certificates of deposit (yield):		
USAA, 1.79%, due February 11, 2013 (1.80%) *	5,539,562	
Capital One Bank, 5.45%, due November 10, 2016 (5.50%) *	5,000,000	5,000,000
Bank of America, 5.55%, due June 30, 2011 (5.70%) *		6,705,733
USAA, 2.23%, due February 2, 2011 (2.25%) *		5,561,365
Repurchase agreement (yield):		
Washington Federal, 0.65%, due June 16, 2011 (0.70%) *		7,640,516

* Nonparticipant-directed

The Plan's investments (including gains and losses on investments bought and sold during the year as well as unrealized gains and losses on investments held during the year) appreciated (depreciated) in value by $(4,120,206) and $(3,251,324) in 2011 and 2010, respectively, and was allocated as follows:

	2011	2010
Washington Federal, Inc. common stock	$ (3,546,421)	$ (5,362,246)
Mutual funds & CDs	(573,785)	2,110,922
	$ (4,120,206)	$ (3,251,324)

Certificates of deposit at December 31, 2011 and 2010, consist of amounts on deposit at Federal Deposit Insurance Corporation ("FDIC")-insured banks with yields ranging from 0.40% to 5.83% and 0.20% to 5.83%, respectively. Under the current FDIC regulations, pass-through insurance coverage is provided for the benefit of the Plan's participants.

8. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to plan pooled investments is as follows as of and for the years ended December 31:

	2011	2010
Net assets:		
Certificates of deposit	$ 53,539,562	$ 49,267,098
Repurchase agreements	1,335,530	11,287,664
	$ 54,875,092	$ 60,554,762
Changes in net assets:		
Contributions	$ 3,392,931	$ 4,629,196
Interest earned on investments	1,111,314	1,077,279
Net appreciation (depreciation) on investments	(17,722)	-
Benefits paid to participants	(9,051,272)	(5,648,137)
Transfers from participant-directed investments	(1,114,921)	(3,833,371)
	$ (5,679,670)	$ (3,775,033)

9. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect a participant's account balance and the amounts reported in the financial statements.

* * * * * *

WASHINGTON FEDERAL 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

PLAN NUMBER 001
EIN 91-0135860

SCHEDULE H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

(a)	(b) Issue	(c) Description (Yield)	(d) Cost	(e) Fair Value
*	Washington Federal, Inc.	1,220,614 units of common stock	**	$ 17,071,181
	Mutual funds:			
	Vanguard Total Bond Market Index	International Large-Cap Core	**	2,845,567
	Vanguard 500 Index	S&P 500 Index Objective	**	2,472,020
	Fidelity Money Market	Institutional Money Market	**	1,828,427
	Mainstay Large Cap Growth	Large-Cap Growth	**	1,493,874
	Royce Premier	Small-Cap	**	1,476,451
	Loomis Sayles Value	Large-Cap Value	**	1,091,250
	Invesco Van Kampen Small Cap Value	Small-Cap	**	748,799
	Thornburg International Value	International Large-Cap Growth	**	696,853
	Prudential Jennison Mid Cap Growth	Multi-Cap Growth	**	464,033
	Vanguard Total International Stock Index	International Large-Cap Core	**	462,548
	Royce 100 K	Small-Cap	**	430,140
	Nuveen Real Estate Securities	Real Estate	**	375,480
	Principal Investment High Yield	High Current Yield	**	341,246
	Vanguard Short-Term Bond Index	Short Investment Grade Debt	**	261,070
	Perkins Mid-Cap Value	Mid-Cap Value	**	216,759
	RS Emerging Markets	Emerging Markets	**	211,310
				15,415,827
	Wells Fargo Stable Value Fund	Stable Value	**	1,426,724
	Certificates of deposit:			
	USAA Federal Savings Bank	1.79%, February 11, 2013 (1.80%)	5,000,000	5,539,562
	Capital One Bank	5.45%, November 10, 2016 (5.50%)	5,000,000	5,000,000
	Citibank	0.70%, August 20, 2012 (0.70%)	3,000,000	3,000,000
	Discover Bank	2.10%, August 4, 2015 (2.10%)	3,000,000	3,000,000
	First Bank of Puerto Rico	0.75%, January 23, 2012 (0.80%)	3,000,000	3,000,000
	Bank of America	0.50%, June 30, 2012 (0.50%)	2,500,000	2,500,000
	Ally Bank	2.05%, July 30, 2014 (2.10%)	2,000,000	2,000,000
	Ally Bank	2.30%, July 23, 2015 (2.30%)	2,000,000	2,000,000
	American Express	0.55%, January 22, 2013 (0.60%)	2,000,000	2,000,000
	American Express	1.15%, July 21, 2014 (1.20%)	2,000,000	2,000,000
	Bank of America	0.35%, January 30, 2012 (0.40%)	2,000,000	2,000,000
	BMW Bank	1.10%, February 13, 2013 (1.10%)	2,000,000	2,000,000
	GE Money Bank	1.60%, July 23, 2013 (1.60%)	2,000,000	2,000,000
	Key Bank	5.32%, October 19, 2012 (5.32%)	2,000,000	2,000,000
	Key Bank	5.46%, October 19, 2014 (5.50%)	2,000,000	2,000,000
	Key Bank	5.83%, October 19, 2017 (5.83%)	2,000,000	2,000,000
	Metlife Bank	0.45%, March 29, 2012 (0.50%)	2,000,000	2,000,000
	Discover Bank	1.95%, July 20, 2016 (2.00%)	1,500,000	1,500,000
	GE Capital	0.45%, January 29, 2013 (0.50%)	1,500,000	1,500,000
	GE Capital	1.45%, July 29, 2015 (1.50%)	1,500,000	1,500,000
	BMW Bank	1.45%, July 30, 2013 (1.50%)	1,000,000	1,000,000
	BMW Bank	1.85%, July 30, 2014 (1.90%)	1,000,000	1,000,000
	First Bank of Puerto Rico	1.15%, July 30, 2012 (1.20%)	1,000,000	1,000,000
	GE Money Bank	2.00%, July 23, 2014 (2.00%)	1,000,000	1,000,000
	GE Money Bank	1.15%, January 23, 2013 (1.20%)	1,000,000	1,000,000
				53,539,562
	Repurchase agreements:			
*	Washington Federal	1.24%, December 16, 2012 (1.24%)	1,326,608	1,335,530
	Cash and cash equivalents:			
	Merrill Lynch	Variable rate savings account	3,375,693	3,375,693
				$ 92,164,517

* Party-in-interest
** Historical cost not required as investment is participant-directed

WASHINGTON FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

PLAN NUMBER 001
EIN 91-0135860

SCHEDULE H, line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2011

Reportable transactions as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA are as follows:

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Proceeds Received Upon Maturity or Selling Price	(i) Net Gain or (Loss)
Single transactions:				
Washington Federal *	Repurchase agreement, 0.65%, due June 16, 2011	$ -	$ 7,662,236	$ -
Bank of America	CD, 5.70%, due June 30, 2011		6,597,344	
USAA	CD, 2.23%, due February 2, 2011		5,721,827	
USAA	CD, 1.79%, due February 11, 2013	5,000,000		
Series of transactions:				
N/A				

*Party-in-interest

Exhibit 2

Consent of Moss Adams LLP

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-20191, 333-51143, 333-46588, and 333-119329) on Form S-8 of Washington Federal Savings Bank of our report dated June 27, 2012, with respect to the financial statements for the Washington Federal 401(k) and Employee Stock Ownership Plan and Trust as of and for the years ended December 31, 2011 and 2010, and the supplemental schedules as of and for the year ended December 31, 2011, included in this annual report on Form 11-K.

Moss Adams LLP

Seattle, Washington
June 27, 2012